SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 16th March 2010
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: March 16th 2010	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc

GSK is changing Results and strategic priorities 2009

GSK is changing Dear Shareholder I am pleased to report that GSK has made significant progress to transform its business model and we are confident that the company’s long-term prospects are improving. We are focused on delivering three strategic priorities to deliver more growth, reduce risk and improve the long-term financial performance on a sustainable basis for shareholders. To be a successful and sustainable business we must also fulfil our social responsibilities. We are doing this by making our company more responsible, more flexible and more open. Strategic priorities o Grow a diversified global business - We are diversifying our business to create a more balanced product portfolio and move away from a reliance on traditional ‘white pill/ western markets’. We are investing in key growth areas such as Emerging Markets, Japan, Vaccines and our Consumer Healthcare business. o Deliver more products of value - We aim to sustain an industry-leading pipeline of products, ensuring that they demonstrate value for healthcare providers. Our R&D strategy is built around focusing on the best science, diversifying through externalisation of research, and improving the returns on investment. o Simplify the operating model - GSK is a large and complex organisation. We are transforming our operating model to reduce complexities, improve efficiency and reduce costs. The world of GSK (www.gsk.com/annualreport) To demonstrate the progress we are making against these priorities and the further measures we have taken to operate with responsibility and integrity, we have created the world of GSK, a website that contains stories from around the globe. I hope you find them interesting and helpful in explaining the changes we are making at GSK. Andrew Witty Chief Executive Officer To find out more visit us at www.gsk.com

Go online and discover the world of GSK. We have chosen twelve case studies from 2009 that demonstrate our progress against our strategic priorities and show how GSK is changing. Each of these stories can be viewed online at www.gsk.com/annualreport

## A year in numbers

| | |
|---|---|
| **£28.4bn** Turnover | **+3%** CER growth |
| **121.2p** EPS before major restructuring | **+2%** CER growth |
| **61p** Dividend per share | **+7%** Growth |
| **12** Products launched in 2009 | **c.30** Products in late stage development |

CER: Constant Exchange Rate growth
EPS: Earnings per share

### Share price



£
15
14
13
12
11
10
9
8
US$
60
55
50
45
40
35
30
25
01/01/07
31/12/07
31/12/08
31/12/09
UK share price
US ADR price (US$)

# Summary of 2009 financial information

- Sales of £28.4 billion, up 3%, with successful delivery of diversification strategy
- New pharmaceutical products launched since 2007, excluding H1N1 pandemic vaccine, contributed £1.3 billion
- £1 billion annual savings delivered by major restructuring programme
- Net cash inflow from operating activities £7.8 billion, up 9% in sterling terms
- EPS before major restructuring of 121.2p, up 2%. Total EPS of 109.1p, up 8%
- Dividend of 61p, up 7%

Unless otherwise stated, all percentage increases are at constant exchange rates (CER) to illustrate underlying performance.

## Dividends

| Dividend | Payment date | **2009 pence** | 2008 pence |
|---|---|---|---|
| First interim | 9 July 2009 | **14** | 13 |
| Second interim | 8 October 2009 | **14** | 13 |
| Third interim | 7 January 2010 | **15** | 14 |
| Fourth interim | 8 April 2010 | **18** | 17 |
| Total | | **61** | 57 |

## Dividend calendar

| Quarter | Ex-dividend date | Record date | Payment date |
|---|---|---|---|
| Q4 2009 | 10 Feb 2010 | 12 Feb 2010 | 8 Apr 2010 |
| Q1 2010 | 5 May 2010 | 7 May 2010 | 8 Jul 2010 |
| Q2 2010 | 28 July 2010 | 30 Jul 2010 | 7 Oct 2010 |
| Q3 2010 | 27 Oct 2010 | 29 Oct 2010 | 6 Jan 2011 |

## Financial advice

The provision of the details on this page is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

# Shareholder information

### More information on www.gsk.com

This document contains a summary of certain information in our Annual Report for the year ended 31 December 2009 and does not include all the information needed to give a full understanding of the results, state of affairs, risks and uncertainties of the company and the Group as is provided by the full financial statements, Directors' Report, Remuneration Report and Auditors' Report contained in the Annual Report.

The Annual Report and the Notice of Annual General Meeting are available at **www.gsk.com/annualreport**

### Annual General Meeting

The GSK Annual General Meeting will be held at 2:30pm on Thursday 6 May 2010 at:

The Queen Elizabeth II Conference Centre
Broad Sanctuary
Westminster
London SW1P 3EE

### Keeping up to date

Should you choose to receive future notifications from us by email, please register accordingly on www.shareview.co.uk. You can request printed copies of our financial report from Equiniti and The Bank of New York Mellon.

### Shareholder and investor contacts

| Security type | Contact address | Telephone |
|---|---|---|
| Ordinary shares, administered by Equiniti Limited | Aspect House<br>Spencer Road<br>Lancing BN99 6DA | 0871 384 2991<br>(inside the UK)<br>+44 (0) 121 415 7067<br>(outside the UK) |
| ADRs, administered by the Bank of New York Mellon | BNY Mellon<br>Shareowner Services<br>PO Box 358516<br>Pittsburgh<br>PA 15252-8516 | 1 877 353 1154<br>(US toll free)<br>+1 201 680 6825<br>(outside the USA) |

### Cautionary statement

Under the 'safe harbor' provision of the US Private Securities Litigation Reform Act of 1995, the company cautions shareholders that any forward looking statements or projections made by the company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk factors' in the 'Business review' in the company's Annual Report 2009.

Available online... 2009 was a year of significant change for GSK. To review our progress visit www.gsk.com/annualreport Registered Office: GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex, TW8 9GS, United Kingdom. Registered number: 3888792 Printed in the UK on paper produced from 100% post-consumer waste.